

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Panna Sharma
President and Chief Executive Officer
Lantern Pharma Inc.
1920 McKinney Avenue
Dallas, Texas 75201

> **Re: Lantern Pharma Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed December 16, 2020**
> **CIK 0001763950**

Dear Mr. Sharma:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.